

October 17, 2014

Via Email
Laurie L. Latham
Chief Financial Officer
Quest Resource Holding Corporation
6175 Main Street, Suite 420
Frisco, Texas 75034

      Re: Quest Resource Holding Corporation
              Form 10-K for Fiscal Year Ended December 31, 2013
              Filed March 31, 2014
              File No. 333-152959

Dear Ms. Latham:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Terence O'Brien

              Terence O'Brien
              Branch Chief